ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT - SOCIAL, ENVIRONMENTAL AND CLIMATE RISK POLICY OBJECTIVE Establishes the rules and responsibilities related to the management of Social, Environmental and Climate Risks of Itaú Unibanco Holding SA (“Itaú Unibanco”), observing the applicable regulations, in particular CMN Resolution 4,557/17, amended by CMN Resolution 4,943/21 (“Res. 4.557/17”). TARGET AUDIENCE This policy is applicable to the activities of Itaú Unibanco and its subsidiaries. INTRODUCTION Itaú Unibanco recognizes the growing relevance of Social, Environmental, and Climate Risks (“SEC” or “SEC Risks”) in the global context and their direct influence on financial operations and business sustainability. Proper management of these risks is essential to contribute to sustainable development and meet regulatory requirements and stakeholder expectations. The approach adopted in this policy considers the integration of SEC Risks with the organization's traditional risks, following the principles of relevance and proportionality. In this way, it ensures that strategic and operational decisions are oriented towards mitigating negative impacts and maximizing opportunities associated with a sustainable economy. DEFINITIONS AND CONCEPTS According to Resolution 4.557/17, SAC Risks are understood as the possibility of causing losses to the institution, including reputational losses. SAC Risks must be identified and managed based on criteria of relevance and proportionality, ensuring that actions taken are appropriate and compatible with each risk. The dimensions considered are: •Social: Refers to events associated with the violation of fundamental rights and guarantees or actsharmful to the Common Interest. This includes issues such as inadequate working conditions andnegative impacts on local communities. Management should prioritize the protection of human rightsand the promotion of social well-being. •Environmental: Involves events associated with environmental degradation, biodiversity loss, andexcessive use of natural resources. Examples include deforestation, pollution, and depletion ofwater resources. The approach should focus on environmental conservation, sustainable resourceuse, and the promotion of ecological practices. •Climate: Encompasses two main aspects: (i) the transition to a low-carbon economy, which aims toreduce or offset greenhouse gas emissions and preserve natural mechanisms for capturing thesegases, such as forests and oceans; and (ii) adaptation to extreme weather events and long-termenvironmental changes, such as severe storms, prolonged droughts, and rising sea levels, whichare attributed to changes in climate patterns. Management should include mitigation and adaptationstrategies to minimize the adverse impacts of climate change. PRINCIPLES SAC Risks materialize in Traditional Risks, requiring each risk discipline to develop specific actions to identify, measure, assess, monitor, report, control, and mitigate the potential adverse effects arising from their Version for Public Release interactions with SAC Risks. The management of these risks must follow the guidelines established in this policy, as well as: i. The precepts and guidelines provided in the Social, Environmental, and Climate Responsibility Policy (“PRSAC”), in line with CMN Resolution 4.945/21, which establishes standards for incorporating sustainability criteria into financial operations; ii. The provisions of the Risk Management Policy (Global), which provides a comprehensive and consistent framework throughout the organization; iii. The principles of relevance and proportionality, ensuring that actions are appropriate to the magnitude and importance of each identified risk; iv. The determinations provided in related Procedures (“PR”), which detail the processes and practices to be followed; v. The public commitments assumed by Itaú Unibanco, which reflect the institution's commitment to sustainability and corporate responsibility; vi. The standards related to the topic, as well as best practices and market trends, ensuring that the bank is aligned with the most advanced and effective risk management standards. SAC RISK MANAGEMENT GUIDELINES For effective management, SAC Risks must be identified from three interdependent perspectives: • Financial: This perspective considers events that have the potential to materialize into monetary losses for Itaú Unibanco. This includes direct impacts, such as fines and penalties, as well as indirect impacts, such as the loss of business opportunities due to issues related to social, environmental, and climate risks. • Reputational: when an event has the potential to translate into a negative perception of Itaú Unibanco's reputation by stakeholders, as defined in internal procedure. • Legal: when associated with inadequacy or deficiency in contracts signed by the institution, sanctions due to non-compliance with legal provisions and indemnities for damages to third parties arising from activities carried out by the institution. SAC Risks must be classified based on elements of probability and severity. This means assessing the likelihood of a risk event occurring and the severity of its potential impacts. This classification allows for the prioritization of mitigation actions and efficient allocation of resources. Additionally, it is important for Itaú Unibanco to maintain a continuous process of monitoring and reviewing SAC Risks, adapting its strategies as necessary to respond to changes in the external and internal environment. ESG Criteria for Clients and Suppliers Itaú Unibanco's SAC Risk management includes methodologies and processes that consider SAC and governance criteria in the evaluation of clients and suppliers. These methodologies may include: (i) In the social dimension, working conditions and impact on traditional communities; (ii) In the environmental dimension, the risk of disasters and contamination; (iii) In the climate dimension, changes in the hydrological cycle and other impacts of climate change; (iv) In the governance dimension, transparency and board quality are prioritized. As part of the SAC Risk management for clients, in addition to the evaluation for the approval or renewal of credit relationships and financing, the Institution also engages its clients in adopting more sustainable practices, such as transitioning to a clean and sustainable economy, and improving the control of their supply chains and labor practices. This not only reduces associated risks but also contributes to a broader positive impact on society and the environment. Training and Stakeholders Employees involved in SAC Risk management in each of the Traditional Risk disciplines must regularly participate in training and capacity-building programs on the subject, offered by the organization. This ensures they are up-to-date on best practices and new regulations. When addressing SAC Risks, it is essential to adopt an integrated and collaborative approach, involving all stakeholders, including clients, investors, suppliers, regulators, and society in general, to ensure that solutions are effective and sustainable in the long term. Finally, transparency and clear communication about the risks and measures taken are fundamental to building and strengthening trust and engagement with all involved parties, promoting an organizational culture that values sustainability and corporate responsibility. 7. GOVERNANCE Itaú Unibanco's risk management organizational structure adopts the three lines of defense strategy and follows the guidelines established in Res. 4,557/17, aiming to support the proper development of activities. This approach aims to ensure the proper and sustainable development of the bank's activities, promoting robust and effective risk management. Risk management governance is structured to ensure that all risk-related issues are thoroughly discussed and analyzed. This is fundamental for informed decision-making and the implementation of effective mitigation strategies. Thus, the SAC Risk management structure includes governance composed of different collegiate bodies, as outlined in item 'Main Roles and Responsibilities' These bodies are responsible for specific deliberations and recommendations, ensuring control and risk mitigation. The goal is to keep exposure to SAC Risks at acceptable and safe levels for the institution, aligned with the Risk Appetite defined by the Board of Directors (CA). 8. MAIN ROLES AND RESPONSIBILITIES The SAC risk management structure at Itaú Unibanco has the departments and committee members whose responsibilities are indicated below. Risk Management Department (AR) - Identify, evaluate, measure, control, monitor and report, as well as internalize SAC Risks for Traditional Risks into policies and procedures. - Periodically report the consumption of social, environmental and climate risk appetite metrics, in accordance with the defined limits, to the Executive Committee and the Board of Directors (CA) via the Risk and Capital Management Committee (CGRC). Business Units (Brazil and International Units) - Identify, measure, evaluate, understand and manage SAC Risks to keep exposures within the established limits, as well as document and store information regarding losses incurred in its activities. - Communicate promptly to AR whenever they identify potential risks not foreseen in the development of control activities. - Maintain procedure manuals with detailed descriptions of the responsibilities and attributions of the processes and controls under their responsibility. - Seek to engage the counterparty in improving their practices, aiming for the transition to a clean and sustainable economy. Committee Members: Board of Directors (CA) Audit Committee - CAud Risk and Capital Management Committee - CGRC Social, Environmental and Climate Responsibility Committee Higher ESG Committee Superior Social, Environmental and Climate Risk Committee (CRSAC Superior) Social, Environmental and Climate Risk Committee (CRSAC) RELATED EXTERNAL RULES - CMN Resolution 4,557/17 – Risk and capital management structure and information disclosure policy. - CMN Resolution 4,945/21 – Social, Environmental and Climate Responsibility Policy (PRSAC) and actions aimed at its effectiveness. - BCB Resolution No. 139, of 09/15/21 - publication of the Social, Environmental and Climate Risks and Opportunities Report (GRSAC Report) - SARB Regulation 014/2014 - Banking Self-Regulation (FEBRABAN) - Creation and implementation of the Social and Environmental Responsibility Policy. - SARB Normative 026/2023 - Banking Self-Regulation (FEBRABAN) – management of the risk of illegal deforestation in the beef chain. - SUSEP Circular No. 666, of June 27, 2022 - Sustainability requirements, to be observed by insurance companies and capitalization companies. - CVM Resolution No. 193, of October 20, 2023 - preparation and disclosure of the financial information report related to sustainability, based on the international standard issued by the International Sustainability Standards Board - ISSB. Approved by the Board of Directors on 04.30.2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT - MARKET AND IRRBB RISK MANAGEMENT AND CONTROL POLICY OBJECTIVE Establish the market and IRRBB risk management and control structure of Itaú Unibanco Holding SA (Itaú Unibanco), observing the applicable regulations and best market practices. TARGET AUDIENCE This policy is applicable to all employees and activities of the Conglomerate that result in exposure to market risk and IRRBB, with an impact on Itaú Unibanco Holding and its subsidiaries. Market and IRRBB risk control covers all positions in the portfolios of financial and non-financial companies belonging to Itaú Unibanco, in Brazil and in the International Units. This policy does not apply to the market risk of customer portfolios managed by the bank and/or trusteeship (for example: funds from Wealth Management & Services - WMS). INTRODUCTION For the purposes of this policy, market risk and interest rate risk in the banking book (IRRBB) are defined in the prudential context by: I. Market risk is the possibility of losses resulting from fluctuations in the market values of instruments held by the institution, including: a. the risk of variation in interest rates and stock prices, for instruments classified in the trading book; and b. the risk of exchange rate variation and commodity prices, for instruments classified in the trading book or in the banking book. II. IRRBB: the risk, current or in the analysis horizon, of the impact of adverse movements in interest rates on the capital and results of the financial institution, for instruments classified in the banking portfolio. The aforementioned risks depend on the price behavior of risk factors in light of market conditions. In addition to Treasury, which operates buying and selling bonds and securities, other departments can impact the market risk assumed by the bank. Examples include the purchasing department, when it makes a purchase in foreign currency or even the marketing department when it sponsors an entity or event in foreign currency. Market risk and IRRBB controls are carried out according to metrics defined in internal procedure. GUIDELINES Market and IRRBB risk control processes must strictly observe the principles defined in the Policy. These principles are reflected in the following guidelines, through which Itaú Unibanco's market risk management and control structure must: • Ensure the use of complete databases, which reflect business carried out using duly approved products, guaranteeing correct information and calculations, from registration to accounting; • Apply models that reflect best market practices; • Ensure that the pricing of the portfolios is preferably based on quotations observed in the financial markets, captured through trustworthy external sources. When no price is available, the calculation must be performed using a pricing model that represents the fair valuation of the positions. In these cases, such assessments must be consistent and verifiable, with market benchmarks and data used in the assessment regularly reviewed; • Calculate the results of the positions of the marked-to-market portfolios following the governance of the Bank's models; • Have risk control departments responsible for defining and applying pricing parameters, independent of the business departments; • Establish and ensure that the processes and systems adopted to measure, monitor and control exposure to market risk and IRRBB: • Are compatible with the nature of the operations, the complexity of the products and the size of the Institution's exposure to market risk and IRRBB; • Contain all sources of market risk and IRRBB; and • Generate timely risk exposure reports for the business units, for the Institution's management and for the Board of Directors. MAIN ROLES AND RESPONSIBILITIES The Market Risk and IRRBB control structure at Itaú Unibanco involves the parties indicated below, for which we highlight their roles in relation to this matter. Board of Directors: - define the institution's risk appetite and review it annually. Superior Market and Liquidity Risk Commission: - define the approval authorities related to the control of market risk and IRRBB and review them annually. - monitor market risk and IRRBB indicators, taking the necessary decisions and respecting risk appetite. Chief Risk Officer: - responsible for market risk and IRRBB management at Itaú Unibanco. Market Risk Control and IRRBB: - identify, measure, control, monitor and report exposure to market risk and IRRBB to business departments and report to superior committees; - monitor compliance with exposures in relation to approved limits, trigger alerts and other measures to control market risk and IRRBB, reporting any non-compliance to the competent authorities and requesting an action plan for reclassification; - maintain specialized and appropriately sized teams to support market risk and IRRBB processes and systems, which are under its governance and development management. Daily Managerial Result Control: - carry out the calculation of the managerial result of the positions and disclose it to the competent departments, enabling monitoring and assistance in decision-making. Treasury: At the most fundamental level, the employee is expected to fully understand the nature of the risk in the portfolios under management and the effective management of this risk, ensuring its transparency for desk managers and compliance with established limits. MARKET AND IRRBB RISK CONTROL Market and IRRBB Risk control at Itaú Unibanco is carried out through governance and processes that guarantee compliance with the following determinations or parameters: • The Institution must operate in accordance with the risk appetite defined by the Board of Directors (CA), reviewed and approved annually based on a structure of limits and alerts. The limits are dimensioned by evaluating the projected results of the balance sheet, the size of equity, liquidity, complexity and volatilities of the markets, as well as the Institution's risk appetite; • Limit consumption must be reported by the Market Risk department to the Business Departments and bank executives. The alerts work as indicators of the pre-established limit; • The institution's limits and alerts structure is made up of aggregated metrics, which monitor and limit risk globally, and granular ones, which aim to avoid an excessive concentration of risk in specific risk factors; • The limits are figures that the operation desks of the trading book and trading desks of the banking book must respect. Alerts are metrics that send a signal to the institution, based on which, through defined governance, procedures are established to be adopted if the alert is triggered; • The mark-to-market (pricing) process of positions must be carried out based on quotations captured from external sources or, if this is not possible, calculated from models developed and validated according to guidelines established in specific policies; • Information relating to prices and traded positions is stored in a single, corporate historical database, with controls that ensure its integrity and completeness, with functionalities that allow consultation of historical information; • The models used must capture the correct sensitivity, market fluctuations, based on the application of periodic adherence tests for the total portfolio and subportfolios, including all risk categories. Its results must be analyzed and used to improve the models and manage the Institution's risk. Additionally, the managerial result must be used to verify the adherence of market risk measurement models; • The measurement of potential risk in extreme market situations, which complement the statistical risk measures, with the application of stress tests for all positions contained in the portfolios of financial and non-financial companies; • For portfolio positions that do not have prices directly observed in the market, that are not very liquid or that are evaluated using an internal pricing model, particularly TVMs (securities) and derivatives, apply prudential adjustments that correct possible marking errors, respecting criterion of relevance and materiality. RELATED EXTERNAL RULES Central Bank of Brazil Circular 3.354/07, which establishes the minimum criteria for classifying transactions in the trading book; Resolution 4,557/17 of the Brazilian National Monetary Council, which provides for the implementation of a risk management structure. Approved by the Board of Directors on 04.30.2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 PUBLIC ACCESS REPORT – OPERATIONAL RISK AND INTERNAL CONTROLS INTEGRATED MANAGEMENT POLICY (GLOBAL) OBJECTIVE This policy establishes guidelines and responsibilities associated with operational risk management. It is applicable to all managers and employees of Itaú Unibanco Holding S.A. and its subsidiaries in Brazil and abroad (“Itaú”). GUIDELINES Operational Risk must be managed in accordance with Itaú's general risk management guidelines, defined in internal, policy. It must also comply with current regulations, best practices and the following management steps: Identifying Operational Risk Continuous identification of internal and external events that could have an adverse impact on activities, projects, products or services. Operational Risk Assessment Risk impact classification, considering Itaú's risk appetite. The assessment should include possible changes in the external environment and its result should direct actions to respond to operational risk. For an effective analysis, it is important to consider the following risk dimensions: ▪ Reputational and Regulatory Risk: related to the risk of internal practices and/or external factors that may generate negative perception or risk by acting contrary to regulatory requirements. ▪ Financial, Customer Relations and Legal: related to the risk of financial losses, impact on customers or legal risk resulting from failures or inadequacy of internal processes, people, technology or external events, directly associated with the complexity of the environment in which it operates. ▪ Strategic and Business Risk: arising from a negative impact on revenue or capital because of flawed strategic planning, adverse strategic decision-making, Itaú's inability to implement appropriate strategic plans and/or changes in its business environment. Operational Risk Response Prevention or reduction of losses if risk events materialize, the definition of which is based on Itaú's risk appetite. At this stage, the following actions can be taken to treat the risk: • Avoid: discontinuation of the activity/operation generating the risk. • Mitigate: mechanisms or controls are established to reduce the probability of the operational risk materializing or the impact of any materialization. • Share: total or partial transfer of the risk, for example by taking out insurance. • Assume: live with the risk beyond the governance period. Monitoring Monitoring of the control environment, seeking whenever possible to do so on a recurring basis, using data analysis and exploitation techniques, with a granular view of clients or transactions and with a view to addressing failures in good time to correct the root cause and bring them back into line with Itaú's risk appetite. Operational Risk Reporting Issuance of independent opinions on the control environment, reported to the competent authorities. The forums and collegiate bodies for risk management are provided for in the internal procedure. RESPONSIBILITIES In order to properly manage its risks, Itaú uses the model of three “lines” (First, Second and Third) published by the Institute of Internal Auditors (IIA) and formalized internally in internal policy. In Operational Risk, the responsibilities are summarized below: First Line Represented by the Business, Support or Communities areas, they are directly responsible for identifying, evaluating, responding to, monitoring and reporting the risks of their areas, with a view to meeting Itaú's risk appetite. Second Line Represented by the Risk Area (RA), its objective is to ensure, in an independent and centralized manner, that Itaú's risks are managed in accordance with policies and procedures, with a view to defining parameters for the risk management process and its supervision. Operational Risk Department (DRO) It is responsible for enabling operational risk management through a risk-based approach that includes: • the monitoring of the effectiveness of operational risk management carried out by the first line; • issuing an independent opinion on the control environment, including the preparation of periodic reports to comply with current regulations; • the development and availability of methodologies and tools to enable operational risk management. The DRO is independent in the exercise of its functions, with direct communication with any manager or employee, and access to any information necessary for the performance of its activities. Chief Risk Officer (CRO) In addition to the provisions of internal policy the CRO is responsible for approving the guidelines, strategies and policies relating to operational risk management. The CRO also approves the DRO's mandate, mission, objectives, result indicators and scope of action, which are reflected in the annual strategic plan. The responsibilities of the Local and Regional CROs in the international Units are described in the specific procedure. Third Line Represented by the Internal Audit Area, which is segregated and independent from Itaú's other areas. Its responsibilities are detailed in a specific policy. RELATED EXTERNAL STANDARDS AND DOCUMENTS - CMN Resolution 4557/17: regulates the risk management structure, the capital management structure. - CMN Resolution 4968/21: regulates the internal control systems of financial institutions and other authorized institutions. - BCB Resolution 260/22: provides, among other things, for the internal control systems of consortium administrators, payment institutions, foreign exchange and securities brokers, and DTVMs. - CNSP Resolution 416/21: regulates Internal Controls, the Risk Management Structure and the Internal Audit activity. - Sarbanes Oxley Act: rules for Corporate Governance relating to disclosure and the issuing of financial reports. - COSO (Committee of Sponsoring Organizations of the Treadway Commission) (https://www.coso.org/). Approved by the Board of Directors on 11.28.2024 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT- COMPLIANCE POLICY SUMMARY Establishes the fundamental aspects associated with the Compliance function (compliance). 1. OBJECTIVE AND TARGET AUDIENCE Establish the guidelines and main duties associated with the Compliance function, observing good market practices and applicable regulations. This policy applies to Itaú Unibanco Holding and its controlled companies in Brazil and the companies abroad listed in internal procedure. 2. INTRODUCTION The Compliance role aims to prevent and mitigate Itaú Unibanco's exposure to situations of non-compliance with standards and commitments (Compliance Risk), being responsible for governance, certification of adherence, conduct and transparency. Regulatory or Compliance Risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, commitments with regulators, public commitments, self-regulation codes and codes of conduct adhered to by Itaú Unibanco. Compliance risk is managed through a structured process that aims to identify changes in the regulatory environment, analyze the impacts on the institution's departments and monitor actions aimed at adherence to regulatory requirements and other commitments mentioned in the previous paragraph. . 3. COMPLIANCE FUNCTION The Compliance function is carried out directly by the Corporate Compliance Board and other Boards in the Risk Department, under the coordination of the Corporate Compliance Board, and in an integrated manner with the other risks incurred by the institution. 4. GUIDELINES a) the management of compliance risks should address existing or new processes, products and services, including relevant outsourced services. Such processes, products and services must be periodically tested and evaluated for compliance with applicable standards, commitments made with regulators and requirements related to the Code of Ethics and Conduct. b) Those responsible for the Compliance function have direct communication both with administrators, including members of the Board of Directors and the Audit Committee, and with any employee, and have access to any information necessary within the scope of their responsibilities. c) Compliance reports and risk indicators must be clear, objective and timely, being reported to senior committees, business unit executives, the Risk executive, the Risk and Capital Management Committee, the Audit Committee and the Board of Directors, so that the level of exposure and compliance with the established limits are monitored. d) Notes of non-compliance identified by any departments of the Conglomerate, regulators and other supervisory and inspection bodies must be monitored to ensure their effective treatment by the competent departments. The Corporate Compliance Department must encourage the individual and collective responsibility of employees for the management and governance of risks and of the organization's Compliance activities. e) In International Units, local and independent structures responsible for Compliance, under the responsibility of local Compliance Risk Officers (CROs), perform their function under the supervision of Regional CROs who, in turn, report to the Global CRO. 5. MAIN ROLES AND DUTIES 5.1. Board of Directors The Board of Directors is responsible for: - Approving: a) the guidelines, strategies and policies relating to Compliance, in order to ensure a clear understanding of the roles and responsibilities for all levels of the Conglomerate; and b) the position of the DCC in the institution's organizational structure in order to avoid possible conflicts of interest, mainly with the business departments. - Provide the necessary means so that the activities related to the Compliance function are properly carried out, including the availability of resources to allocate sufficient personnel and with the necessary training and experience. - Ensuring: a) proper management of this policy; b) effectiveness and continuity of the application of this policy; c) communication of this policy to all employees and relevant outsourced service providers; d) dissemination of standards of integrity and ethical conduct as part of the institution's culture; and e) adoption of corrective measures for identified Compliance failures. The assessment of these items by the Board of Directors will be carried out based on reports and periodic meetings between the Risk Department and the Board of Directors and its advisory committees and on the annual report coordinated by DCC, as well as by assessment carried out by the Audit Committee. 5.2. Audit Committee The Audit Committee is responsible for: - Validating the Compliance Policy prior to submission for approval by the Board of Directors. - Evaluating, at least annually, the Compliance structure, in relation to the following aspects: a) Clearly defining the duties, roles and responsibilities of the Compliance function, avoiding possible conflicts of interest, especially with the institution's business departments; b) Positioning at an appropriate hierarchical level, independent and segregated from operational and business departments, with a duly exercised mandate regarding the definition of scope, execution of the work and communication of its results; c) Organizational structure consistent with the needs of the Conglomerate and allocation of sufficient personnel, adequately trained and with the necessary experience to carry out the activities related to the respective functions; d) Effectiveness of Compliance management; and e) Adherence of the structure to the applicable regulation. - Checking the performance of: a) communication of this Policy to all employees and relevant outsourced service providers; b) dissemination of standards of integrity and ethical conduct as part of the institution's culture; and c) adoption of corrective measures for identified failures. 5.3. First Line The business and support departments must: - Maintain compliance with standards and regulatory requirements. - Define and implement action plans to address non-conformity notes. - Promptly communicate to the Compliance department whenever changes or non-compliance with current rules and regulations or Compliance risks are identified. - Inform and train employees and relevant outsourced service providers on matters relating to Compliance, with the support of the Corporate Compliance Department. - Maintain a relationship with the Regulatory, Self-regulatory, Supervisory and Inspecting Bodies, as established in the Policy on Relationship with Regulatory, Self-regulatory, Supervisory and Inspecting Bodies; - Identify, measure and manage Compliance risk events that may influence the fulfillment of the Conglomerate's strategic and operational objectives; and - Maintain an effective control environment consistent with the nature, size, complexity, structure, risk profile and business model of the operations carried out, in order to ensure the effective management of Compliance risks, maintaining exposure to risks at acceptable levels according to the risk appetite established for the Conglomerate. 5.4. Second Line Represented by the Risk Department’s boards, responsible for risk control activities, which are fully segregated from internal audit and legal activities, being independent in the exercise of their functions. These boards cannot manage businesses or processes that could compromise their independence or generate conflicts of interest. Their goals and remuneration cannot be related to the performance of the business departments. The Risk Department, under the coordination of DCC, is responsible for: - Supporting the first line in observing their direct responsibilities. - Disseminating standards of integrity and ethics as part of the Conglomerate's culture and disseminate good practices and policies related to the Compliance function. - Guiding and advising the Conglomerate's administrators and employees on compliance with internal standards related to the Integrity and Ethics Program , and on compliance with external standards, reporting possible irregularities or identified failures. - Ensuring that the teams responsible for carrying out Compliance functions have appropriate authority and are adequate, both in resources and knowledge, through a structured training program. - Managing compliance risks through performance indicators, regulatory monitoring, tests and controls, including automated tests using data, internal and external complaints, prioritizing risks according to their severity reporting the results to Senior Management and, when requested, to the Regulatory Bodies. - Reviewing and monitoring the action plans adopted to address the notes made by regulatory bodies and by the independent auditor in the report on non-compliance with legal and regulatory provisions. - Coordinating activities related to the internal audit compliance function and the risk management structure, through periodic meetings and, in the second case, joint execution of operational activities and reports. - Disseminating to the IUs the best practices and Compliance methodology adopted by the Head Office, including those related to the Corporate Integrity and Ethics Program. - Coordinating the governance of Compliance Programs of international regulations relevant to the conglomerate. It is exclusively up to DCC: i. Define principles and guidelines for disseminating risk management of Compliance, including training. ii. Manage the process of monitoring of adherence to new regulations, with the support of the Risk Spec Backoffice Department (BOE). iii. Report systematically and in a timely manner to the Board of Directors, directly or through its advisory committees, relevant information both from the results of the Compliance assessments carried out that have identified material flaws and significant changes in the regulatory environment. iv. Manage the Integrity and Ethics Program, interacting with the Inspectorate and Ombudsman as necessary. v. Coordinate the relationship with regulators and other inspection and supervision bodies with centralized management, following up on formalized action plans, facilitating the sharing of information and ensuring the consistency of institutional positioning. vi. Develop and make available the methodologies, tools, systems, infrastructure and governance necessary to support the Compliance function in the Conglomerate's activities. vii. Coordinate the governance of Itaú Unibanco's policies and procedures, in accordance with applicable regulations, maintaining evidence of approval of all documents by the established approval authorities, including the approval of this Policy. viii. Send to the Audit Committee, the Risk and Capital Management Committee and to the Board of Directors the Annual Compliance Report containing a summary of the results of activities related to Compliance topics, main conclusions, recommendations and action plans adopted for treatment of the identified deficiencies. In International Units, the Local CROs are responsible for the responsibilities of the above items in accordance with the governance established in internal procedures. 5.5. Third Line Represented by Internal Audit, which independently and periodically verifies the adequacy of risk identification and management processes and procedures, including integrated operational risk management, internal controls and Compliance, in accordance with the guidelines established in the internal policy and submits the results of their notes to the Audit Committee. 5.6. Common to All Departments of Itaú Unibanco - Conduct training on integrity and ethics and risk management provided by Itaú Unibanco. - Annually sign the Term “Corporate Integrity Policies” attesting to its knowledge and agreement with what is established in this Policy. - Define, implement and comply with policies and procedures for adherence to regulations. - Comply with the provisions established by the Conglomerate's external rules and internal policies. - Report facts or suspected violations of the Code of Ethics and Conduct, of the Integrity, Ethics and Conduct Policy or of this policy. 6. RELATED EXTERNAL RULES Basel Committee on Banking Supervision - Compliance and the Compliance function in Banks (April 2005) Resolution No. 4,968/21 of the Brazilian National Monetary Council: provides for the implementation and implementation of an internal control system Resolution No. 4,557/17 of the Brazilian National Monetary Council: addresses the risk management structure and the capital management structure Resolution No. 4,595/17 of the Brazilian National Monetary Council: addresses the compliance policy of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Resolution No. 65/21 of the Central Bank of Brazil: addresses the compliance policy of consortium administrators and payment institutions. Resolution No. 416/21 of the Brazilian National Private Insurance Council: provides for the Internal Controls System, the Risk Management Structure and the Internal Audit activity. Approved by the Board of Directors on 2024, May. ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT - LIQUIDITY RISK MANAGEMENT AND CONTROL POLICY This policy outlines the liquidity risk management and control structure of Itaú Unibanco Holding S.A., in compliance with applicable regulations and best market practices. It applies to all activities of the conglomerate that result in exposure to liquidity risk, including all financial companies controlled by Itaú Unibanco in Brazil and abroad, except for the liquidity risk of client portfolios managed or administered by the bank (Wealth Management & Services - WMS funds). 1. Concept Liquidity risk is defined as the possibility that the Institution will not be able to honor its financial obligations efficiently and in a timely manner. This risk may occur when there is a mismatch between cash flows (assets and liabilities) that affects its operations or produces significant losses. The liquidity risk appetite and the entire limit structure are established by the Board of Directors and the Senior Committees. Based on these parameters, control is performed by an independent area and aims to compare assets (generally the most liquid) with financial obligations (generally shorter-term), ensuring that Itaú Unibanco's cash availability is sufficient to honor its obligations. 2. Specific Guidelines Measurement: the measurement of exposure to liquidity risk is based on the daily analysis of the evolution of cash flows and compliance with regulatory indexes. It must cover all financial operations of Itaú Unibanco companies, as well as possible contingent exposures (exposure situations with no expected date to occur) or unexpected exposures (changes in cash inflows or outflows). These situations are commonly caused by settlement services, provision of sureties and guarantees, unused credit lines, adverse events that impact technical provisions, etc. Another fundamental aspect is Itaú Unibanco's ability to have liquid assets and cash equivalents. The measurement of liquid assets is composed of cash in the country, abroad and all assets immediately convertible (D0) into payment methods. Main Controls and Metrics • Liquidity Coverage Ratio (LCR): measures whether the volume of high-quality liquid assets of the prudential conglomerate is sufficient to withstand a severe liquidity crisis for a period of 30 days, according to premises defined by the Central Bank of Brazil. • Net Stable Funding Ratio (NSFR): measures whether the prudential conglomerate has stable resources available greater than those required by cash outflows in a one-year stress scenario. • Concentration of Funding Providers: demonstrates that the prudential conglomerate has diversified exposure to liquidity-providing counterparties. • Contingency and Recovery Plans: These are intended to restore adequate liquidity levels and preserve the bank's viability in response to stressful situations. The plans must contain a list of actions, with their respective volumes, deadlines and responsible parties. Please note: The actions in the plans must include a gradation by level of criticality and the order of actions must be determined by ease of implementation and the market situation. • Projected cash flow (Business Continuity Scenario): demonstrates cash flow expectations, considering business continuity under normal conditions. • Social Media Monitoring: monitoring of events on social media, monitored by the marketing team (PR-167). If there are signs of any impact on the bank's liquidity, daily monitoring of liquidity maps and indicators will be carried out, and any action plans approved by the Crisis Committee (PS-1) may be implemented. • Liquidation Scenario of Foreign Currency Portfolios (run-off): shows the expected cash flows, considering the liquidation of current portfolios and the discontinuation of business. • Liquidation Scenario of SUSEP Portfolios (Stressed): shows the cash flows in adverse scenarios for companies regulated by SUSEP. Limit Breaches: must be reported by the liquidity risk control to senior management, to the relevant areas for immediate reclassification of the exposure and to the relevant committees. 3. Responsibilities The Liquidity Risk process at Itaú Unibanco begins with the governance of limit approval and continues through to the execution of cash inflows and outflows. Limit Approval Governance: Board of Directors defines the liquidity risk appetite and contingency and recovery plans annually. The other approval forums, depending on the level of granularity of the metric, range from the CSRML (Senior Committee for Market and Liquidity Risk) to approvals made by the Directors of the Risk and Treasury Areas. Liquidity Risk Management, Control and Execution: involves the dynamics of the operations of some areas of Itaú Unibanco: Treasury ALM/GCP, which implements the cash strategy and planning; Liquidity Risk, which controls, monitors and predicts liquidity; Reserve Pilots, who determine the reserve balance and monitor the bank's debit and/or credit entries; Information Technology, which supports liquidity risk processes and systems. In the case of SUSEP supervised entities, GIS (Global Institutional Solutions) is also involved, which is responsible for managing the liquidity of proprietary portfolios and technical reserve portfolios. 4. Review and Update This policy is responsibility of DCRML (Capital, Market Risk and Liquidity Department) and is approved annually by the Board of Directors. Approved by the Board of Directors on 2025, April. ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT - CREDIT RISK MANAGEMENT AND CONTROL POLICY 1.OBJECTIVETo establish the governance and control of Credit Risk at Itaú Unibanco Holding S.A., in accordance with applicable regulations and market best practices. 2.TARGET AUDIENCEFinancial institutions controlled by Itaú Unibanco Holding S.A. (Itaú Unibanco), both in Brazil and abroad, that are exposed to credit risk, covering all segments (individuals and legal entities). 3.INTRODUCTIONThe Política de Gestão e Controle de Risco de Crédito of Itaú Unibanco is the document that sets forth the guidelines, governance, and procedures necessary to identify, measure, assess, monitor, report, control, and mitigate credit risks. These risks include potential financial losses resulting from default, deterioration in the credit rating of counterparties, devaluation of contracts, recovery costs, reputational impacts, and other credit-related factors. Credit risk management is essential to ensure Itaú Unibanco’s financial soundness, business sustainability, and regulatory compliance. This policy reflects the institution’s commitment to best practices in credit risk management and to complying with applicable regulations. It also ensures that credit risk exposures are aligned with the risk appetite defined by management, contributing to operational, systemic, and managerial stability. According to the institution’s corporate risk dictionary (PR-485), Credit Risk is understood as the risk of losses arising from: •The failure of the borrower, issuer, or counterparty to fulfill their respective financial obligationsunder the agreed terms; •The devaluation of a credit contract due to deterioration in the credit rating of the borrower, issuer, orcounterparty; •Reduction in earnings or returns; •Concessions granted in subsequent renegotiations; •Credit recovery costs; •Reputational damage from credit operations that conflict with social, environmental, and climate-related aspects.Credit risk control processes must support the institution, strictly observing the principles defined ininternal policies. Centralized credit risk control is carried out independently by the Risk Area (AR), which is segregated from the Business Units and the internal audit activity execution area. In International Units, the independent structure that controls local risks is under the responsibility of the local Chief Risk Officers (CROs), who report to their respective Local CEOs and Regional CROs, operating in a coordinated manner and aligned with the Credit Risk and Wholesale Modeling Department (DRCMA) and Retail (DRCMV). Regional CROs are responsible for the integrated and preventive management of regional risks, ensuring their effectiveness and reporting their status to the CRO of Itaú Unibanco Holding. The roles and responsibilities of Holding, Regional, and Local CROs are defined in interna procedure. This structure enables credit risk management and must consider both operations classified in the trading book and those classified in the non-trading book. 4. GUIDELINESCredit Risk management structures must be proportional to the size and relevance of risk exposures, compatible with the business model, the nature of operations, and the complexity of Itaú Unibanco’s products, services, activities, and processes. To this end, they must maintain specialized and adequately sized teams to support the credit risk processes and systems under their governance. The Credit Risk management structure must include: •Clearly documented policies and strategies for risk management, establishing limits and proceduresaimed at keeping risk exposure in line with the Risk Appetite. These must also consider the prioridentification of credit risks inherent to: oNew products and services; oSignificant changes to existing products or services; oMajor changes in the institution’s processes, systems, operations, and business model. •Hedging strategies and risk-taking initiatives; •Significant corporate reorganizations; •Aspects related to social, environmental, and climate risk; •Changes in macroeconomic outlooks; • Monitoring processes to identify non-compliance with credit risk management policies, including the respective justifications and expected actions to resolve discrepancies; • Systems, routines, and procedures for credit risk management, including their updates; • Periodic management reports for the board, committees, and other forums where Credit Risk is discussed; • Models or alternative methods for better credit risk measurement; • Criteria and procedures for identifying, monitoring, and controlling exposures classified as problematic assets; • Classification, estimation, documentation, monitoring, and control of PD (Probability of Default), LGD (Loss Given Default), EAD (Exposure at Default), and CCF (Credit Conversion Factor) parameters. The aforementioned guidelines must be applied to credit, counterparty, and country risks, as well as to situations such as disbursements to honor guarantees, sureties, co-obligations, credit commitments, or other similar operations, in addition to losses associated with failure to meet obligations related to the settlement of transactions involving bilateral flows, including the trading of financial assets or derivatives. All changes to criteria, parameters, or procedures used for risk classification must be documented and made available for regulatory review. 5. KEY ROLES AND RESPONSIBILITIES Controle de Risco de Crédito • Credit Risk Control • Define the environment for centralized credit risk control and monitoring; • Conduct periodic reviews of related policies, strategies, and procedures, with the aim of establishing operational limits, mitigation mechanisms, and practices that keep credit risk exposure within levels acceptable to management; • Submit the reviews to the appropriate approval authorities, ensuring alignment with institutional guidelines; • Disseminate credit decisions, corporate policies, and credit risk management strategies broadly to Business Units and to the Chief Risk Officers (CROs) of International Units, in compliance with the requirements of CMN Resolution No. 4,557/17. Credit Risk Modeling • Contribute to the execution of Credit Risk Control activities, in accordance with the responsibilities set forth in the Política de Risco de Modelos. Finance • Define rules for conducting simulations and calculations in line with applicable standards and regulations, as well as publish financial statements and other reports that support and complement Credit Risk Control and Management. Risk Area Committees • Responsible for decision-making according to the specificity of each forum, aiming at risk mitigation to maintain credit risk exposure at levels acceptable to management. While the Board of Directors defines the Credit Risk Appetite, the Senior Committees are responsible for governance, monitoring, and management of the metrics under their purview. Business Units (Brazil and International Units) • Ensure visibility of the credit risk incurred in their operations and that it is in compliance with the established rules and limits; • Additionally, business areas must maintain procedure manuals with detailed descriptions of the responsibilities and duties of the processes and controls under their responsibility. Internal Audit • Perform the role of independent assessment of the effectiveness of internal controls, risk management, and compliance with applicable policies and regulations. The work must be guided by impartiality and objectivity, ensuring a comprehensive and reliable view of the processes and practices adopted by the Institution. Furthermore, the Board of Directors is responsible for overseeing the effectiveness of internal controls, using Internal Audit reports and recommendations as a basis for strategic decisions and for strengthening corporate Governance. . 6. CREDIT RISK MANAGEMENT Management Process The credit risk management process at Itaú Unibanco Holding includes governance for the formation and modification of conglomerates and economic subgroups, targeting all commercial segments that grant or manage credit, including international units. Credit risk management is structured to ensure efficiency throughout all stages of the credit cycle, beginning with a detailed analysis of the counterparty using classification systems that assess its payment capacity and risk profile. These systems are based on quantitative and qualitative models that consider factors such as financial history, economic conditions, industry sector, and other relevant indicators. Credit granting is carried out with strict criteria, respecting the limits established for each counterparty and the risk appetite parameters defined by the Institution. The process includes, but is not limited to the validation of guarantees, scenario analysis, and the application of internal policies that ensure consistency and transparency in decision-making. Once approved, credit is continuously monitored, with periodic reviews of the counterparty’s risk classification and performance, allowing for adjustments in case of changes in market conditions or client profile. Mitigants As an integral part of the credit classification and granting system, the bank adopts the treatment of risk-mitigating guarantees to strengthen credit risk management and comply with applicable regulations. Guarantees are classified as eligible and non-eligible, according to the criteria established by Circular No. 3,809 of the Central Bank of Brazil. Eligible guarantees are those with transparent market value, proven enforceability, and that meet regulatory requirements for risk mitigation. Non-eligible guarantees, although considered in the credit analysis process, are not recognized for the purpose of reducing regulatory capital. Additionally, the bank establishes specific conditions for accepting derivatives as risk mitigants, as provided in Article 15 of Circular No. 3,809, when applicable. The use of regulatory haircuts and recognized netting agreements is incorporated into the process, ensuring that guarantee values are prudently adjusted and aligned with regulatory requirements. To ensure the effectiveness and legal security of guarantees and mitigation agreements, the bank conducts legal and operational validation procedures, which include document analysis, verification of compliance with applicable regulations, and assessment of enforceability in case of default. Measurement Models Itaú Unibanco adopts validation and backtesting of the models used to measure credit risk, including PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) models. These models undergo periodic reviews by the validation area, as established in internal procedure. Responsibilities for validation and backtesting are clearly defined, ensuring independence of analysis and adherence to best governance practices. Additionally, stress tests are conducted to assess model resilience under adverse scenarios, allowing the identification of potential weaknesses and ensuring that the models adequately reflect the risks associated with credit exposures. 6.1. COUNTERPARTY CREDIT RISK Counterparty credit risk is the risk that a given counterparty fails to fulfill obligations related to the settlement of transactions involving the trading of financial assets with bilateral risk. It includes derivative financial instruments, securities lending, forward foreign exchange, repurchase agreements, and bilateral energy contracts. 6.2. COUNTRY RISK Itaú Unibanco maintains relationships with borrowers, issuers, counterparties, and guarantors in various locations around the world, regardless of whether it has an external unit in those locations. Therefore, Country Risk is a present risk for the institution. At Itaú Unibanco, this risk is defined as the risk of losses resulting from the failure to fulfill financial obligations, under the agreed terms, by borrowers, issuers, counterparties, or guarantors, due to actions taken by the government of the country where the borrower, issuer, counterparty, or guarantor is located, or due to political, economic, and social events related to that country. It is subdivided into: • Sovereign risk, defined as the risk of central governments (Treasury and Central Bank) being unable to generate resources to meet their commitments; • Transfer risk, defined as the risk arising from the total or partial inability to transfer assets held in a foreign jurisdiction to the jurisdiction of an Itaú Unibanco legal entity, due to obstacles in currency conversion resulting from macroeconomic events or actions taken by the central government of the jurisdiction where the asset is located; causing the borrower, issuer, counterparty, or guarantor to be unable to meet their commitments in foreign currency. The following risks are not part of the current Country Risk management flow: (i) Credit Risk of External Units; (ii) Convertibility Risk; (iii) Itaú Unibanco’s investment abroad (Equity); (iv) Indirect Country Risk. Itaú Unibanco establishes ratings for sovereigns, as well as limits and maximum terms for transactions, aiming to control exposure to Country Risk. These limits and ratings are reviewed periodically, and extraordinary reviews may occur in light of new relevant facts. 6.3. SOCIAL, ENVIRONMENTAL AND CLIMATE RISK (“RSAC” or “SAC RISKS”) AC Risk events involving a counterparty may result in credit losses. Therefore, Itaú Unibanco has defined a set of guidelines for managing SAC Risks in credit relationships and credit risk operations Itaú Unibanco clients based in Brazil. 6.4. CONCENTRATION RISK Concentration risk is defined as the possibility of financial loss resulting from excessive concentration of credit operations in clients, sectors, geographic regions, or mitigating instruments, either directly or through correlation. To ensure low result volatility, the Bank manages concentration risk from different perspectives, ensuring that the institution is not significantly exposed to a single source of risk. In this context, Concentration Risk is monitored through indicators that are part of the institution’s Risk Appetite, including views by: individual exposure, top 10 conglomerates, country, economic sector, and business segment of the institution. These indicators are monitored monthly by the Executive Board, Risk Committee, and Board of Directors, who are also responsible for calibrating and approving the metrics and their respective limits. Limits are defined according to specific variables for each evaluation. For individual and top 10 conglomerate concentration, the inherent credit risk of these conglomerates is assessed, respecting the maximum limits defined by CMN Resolution No. 4,677. In the case of country concentration, risk diversification is guided by the credit risk of each country and the bank’s strategy. For segment concentration, limits are defined considering the institution’s strategy and the volatility of business results in each segment. Sectoral concentration limits are determined based on the credit portfolio’s risk profile, profitability, and relevance in the economy. The limits defined for each metric, as well as further details on the calculation methodologies, are contained in the Risk Appetite Manual. 7. CREDIT PORTFOLIO MONITORIN The purpose of credit portfolio monitoring is to assess the financial health of credit operations, ensuring that the strategies adopted are aligned with the risk appetite defined by the conglomerate. The guidelines and procedures related to credit portfolio monitoring are detailed in internal procedure. Additionally, the monitoring process includes risk control of activities performed by the conglomerate’s institutions acting as acquirers within open credit card arrangements. This process also includes risk control of credit card issuers.. Deviations identified in relation to the maximum and minimum thresholds established by the Global Policy are specifically addressed for the Retail segment. Centralized monitoring conducted in Brazil is periodically reported to the Retail Credit Risk Policy Committee (CPRC). Consolidated indicators of vintage and portfolio for the retail segment are reported monthly to the Retail Credit and Collections Senior Committee (CSCCV), and for the wholesale segment quarterly (subject to change based on demand) to the Wholesale Credit and Collections Senior Committee (CSCCA). Regarding indicators from International Units, monitoring is reported to the International Units Risk Committee (CRUI-R) (HN and Conesul) and CIR – Integrated Risk Committee (Itaú Chile), with participation from Holding, Regional, and Local CROs. 8.CREDIT POLICY AND STRATEGY EVALUATIONThis section establishes responsibilities and general rules related to the process of evaluating and approving changes to credit policies and business rules that impact credit risk exposure. For proprietary portfolios, the policies address credit granting and maintenance, as well as the acquisition of instruments with credit risk in the market. For third-party portfolios, the policies address rules for discretionary decision-making in assets with credit risk. Any change to credit policy or action that impacts the assumed risk or may affect credit limit consumption and Allocated Economic Capital is subject to evaluation. Credit policies may be classified into three types: i.Credit granting and maintenance policies: •Changes and replacements in credit models, segmentation, income/revenue, etc.; •Changes in credit approval authorities (composition and amounts); •Risk impact due to annual internal resegmentations; cutoff point changes; new internalsegmentations that alter credit decisions. ii.Risk measurement policies: •Mitigation through guarantees; definition or modification of criteria for applying Potential Credit Risk(PCR) models; •Definition or modification of parameters for capital calculation and limit consumption.Global Credit Policy: Maximum or minimum thresholds for a set of indicators and variables that reflect credit risk at the bank and must be considered in all retail and wholesale policies. Specific definitions of credit policies and collection strategies for each segment, the credit approval process and authorities, monitoring, and responsibilities of each executive board are described in internal procedure. 8.1 – UPDATE AND DEVELOPMENT OF RISK PARAMETERS FOR PROVISIONING AND CAPITAL Parameters are assigned by the Parameter Development Units (UDPs) through assumptions and calculations aimed at ensuring the Bank’s solvency in the face of expected and/or unexpected changes in past, current, and future scenarios. The definitions and concepts of each parameter must be aligned between the UDP and the Parameter User Unit (UUP). 9. RELATED EXTERNAL REGULATIONS • CMN Resolution No. 4,557/2017, which addresses the risk management structure, capital management structure, and information disclosure policy. • CMN Resolution No. 4,966/2021, which addresses the concepts and accounting criteria applicable to financial instruments, as well as the designation and recognition of hedging relationships (hedge accounting) by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. • CMN Resolution No. 4,945/2021, which addresses the Social, Environmental, and Climate Responsibility Policy (PRSAC) and actions aimed at its effectiveness. • CMN Resolution No. 5,089, which amends Resolution No. 4,557 of February 23, 2017 (on risk management structure, capital management structure, and information disclosure policy), and Resolution No. 4,606 of October 19, 2017 (on the optional simplified methodology for calculating the minimum requirement of Simplified Reference Equity – PRS5, the requirements for opting for this methodology, and the additional requirements for the simplified structure of continuous risk management). • CMN Resolution No. 4,949/2021, which defines the vulnerable public. • SARB Normative No. 23 (Relationship with Potentially Vulnerable Consumers). • Bacen Resolution No. 303, which addresses the criteria and procedures for calculating credit risk and for establishing provisions for losses associated with credit operations Approved by the Board of Directors on 2025, September ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT - CAPITAL MANAGEMENT POLICY OBJECTIVE To define rules and responsibilities pertaining to Itaú Unibanco Holding S.A. (Itaú Unibanco) capital management activities. (Itaú Unibanco), in accordance with the applicable regulations and best market practices. TARGET AUDIENCE The capital management process must cover all companies in the conglomerate controlled by Itaú Unibanco in Brazil and abroad. INTRODUCTION For any company to be able to operate, it is necessary that it has capital, which is the investment made by shareholders. In addition, the resources that the company generates and that are not distributed, being kept in its equity, are also called capital. For financial institutions, the Central Bank of Brazil requires a minimum capital (required capital), which is the capital necessary to face the risks to which the institution is exposed, guaranteeing its solvency. Capital management is a fundamental instrument for the sustainability of the financial system. Methods for identifying, evaluating, controlling, mitigating and monitoring risks support financial institutions in adverse moments. Itaú Unibanco considers capital management essential for the decision-making process, which contributes to the optimization and efficiency of the use of capital in its operations. In this management, Itaú Unibanco companies in Brazil and abroad are considered. Changes in the global financial environment, such as the integration between markets, the emergence of new transactions and products, increasing technological sophistication and new regulations have made financial activities and their risks increasingly complex. Additionally, lessons from financial crises reinforce the importance of risk management (Public Access Report - Risk) and capital management to strengthen the financial health of the banking industry. The Brazilian participation in the Basel Committee on Banking Supervision (BCBS) encourages the timely implementation of international prudential standards in the Brazilian regulatory framework. In line with this perspective, Itaú Unibanco invests in the continuous improvement of capital management processes and practices, in accordance with international market, regulatory and supervisory benchmarks. Itaú Unibanco's capital management consists of a continuous process of planning, evaluation, control and monitoring of the capital necessary to face the relevant risks of the Conglomerate and support the capital requirements required by the regulator, or those defined internally by the Institution, with the objective of optimize capital allocation. The departments defined in the capital management structure, together with the support of some specific departments of each theme, answer together or individually for: a. Identification of the risks to which the institution is exposed and analysis of their materiality; b. Assessment of the capital needed to support the risks; c. Development of methodologies for quantification of additional capital; d. Capital quantification and internal capital adequacy assessment; e. Internal Capital Adequacy Assessment Process (ICAAP) f. Own Risk and Solvency Assessment (ORSA) for the group’s insurance companies; g. Projection of capital ratios; h. Determination of reference equity (PR) and Calculation of capital ratios; i. Preparation of the capital plan and contingency plan; j. Preparation of the recovery plan; k. Monitoring the solvency and liquidity regularization plan of SUSEP companies; l. Capital stress tests; m. Determination of the Global Systemic Importance Index (ISG); n. Preparation of the quarterly risk and capital management report – Pillar 3; o. Monitoring the Cost of Capital of the Holding and External Units; p. Monitoring the capital of the External Units. Itaú Unibanco's capital management structure allows the monitoring and control of the capital held by the Institution, the assessment of the need for capital to face the risks to which the Institution is exposed and the planning of goals and capital needs, considering the Institution's strategic objectives and/or considering adverse situations. As a result, Itaú Unibanco adopts a prospective approach, anticipating the need for capital arising from possible changes in market conditions. Due to sensitivity and specificity, the Capital Ratio Protection Policy was created, which is also periodically reviewed. Concepts Required capital: it is the capital necessary to face the risks to which the institution is exposed, guaranteeing its solvency and including international units. The requirements are regulated by BACEN for Brazil and by local regulatory bodies at international units. Such requirements are expressed in the form of indices that relate available capital to total risk-weighted assets (RWA – Risk Weighted Assets). The Reference Equity (PR) used to verify compliance with the operating limits imposed by BACEN consists of the sum of three items, called: . Principal Capital: sum of capital stock, reserves and retained earnings, minus deductions and prudential adjustments; . Complementary Capital: composed of perpetual instruments that meet eligibility requirements. Added to the Principal Capital, it makes up Level I; . Tier II: composed of defined-maturity subordinated debt instruments that meet eligibility requirements. Added to the Principal Capital and the Complementary Capital, it makes up the PR (Total Capital). For the purposes of calculating these minimum capital requirements, the total amount of RWA is determined by adding together the portions of assets weighted by credit, market and operational risks (according to Res. CMN No. 4,958): 𝑅𝑊𝐴 = 𝑅𝑊𝐴𝐶𝑃𝐴𝐷+𝑅𝑊𝐴𝐶𝐼𝑅𝐵+𝑅𝑊𝐴𝑀𝑃𝐴𝐷+ 𝑅𝑊𝐴𝑀𝐼𝑁𝑇 + 𝑅𝑊𝐴𝑂𝑃𝐴𝐷+ 𝑅𝑊𝐴𝐷𝑅𝐶 + 𝑅𝑊𝐴𝐶𝑉𝐴 𝑅𝑊𝐴𝐶𝑃𝐴𝐷 = portion related to exposures to credit risk, calculated according to a standardized approach; 𝑅𝑊𝐴𝐶𝐼𝑅𝐵 = portion relating to credit risk exposures calculated according to internal credit risk rating systems (IRB – Internal Ratings-Based approaches), authorized by the Central Bank of Brazil; 𝑅𝑊𝐴𝑀𝑃𝐴𝐷 = portion relative to the capital required for market risk, calculated using a standardized approach; 𝑅𝑊𝐴𝑀𝐼𝑁𝑇 = portion relative to the capital required for market risk, calculated according to internal model approaches, authorized by the Central Bank of Brazil; 𝑅𝑊𝐴𝑂𝑃𝐴𝐷 = portion related to the capital required for operational risk, calculated according to a standardized approach; 𝑅𝑊𝐴𝐷𝑅𝐶 = portion related to exposures to credit risk of financial instruments classified in the trading book; and 𝑅𝑊𝐴𝐶𝑉𝐴 = portion related to exposures to the risk of changes in the value of derivative financial instruments due to changes in the credit quality of the counterparty. In addition to regulatory minimums, BACEN rules establish Additional Principal Capital (ACP or CET1), corresponding to the sum of the ACPConservação, ACPContracíclico and ACPSistemico installments which, together with the aforementioned requirements, increase the need for capital: . ACPConservação: represents an extra “cushion” of capital to absorb possible losses . ACPContracíclico: is an additional cushion of capital to be accumulated during the expansion phase of the credit cycle and to be consumed during its contraction phase . ACPSistemico: for institutions with systemic importance, an additional capital is required to face systemic risk. The values of each installment and the regulatory minimums, as defined in CMN Resolution No. 4,958, are described in the following table: When triggering the ACPContracyclical in jurisdictions where the institution has exposures on its balance sheet, the calculation of the additional amount must follow BCB Circular No. 3,769, increasing the regulatory minimum required of the conglomerate. Internal Capital Adequacy Assessment Process (ICAAP) Annual exercise required by the Central Bank of Brazil whose objective is to assess the capital adequacy of Itaú Unibanco, thus providing a general and comprehensive view of the institution's risk and capital management and demonstrating the results related to the self-assessment of the adequacy of its capital level according to the risk profile. The ICAAP comprises the Capital Plan and the Contingency Plan, described below: Capital Plan The capital plan is a section of the ICAAP that discusses how the bank's capital planning takes place in order to maintain an adequate and sustainable level of capital, incorporating the limits established by the risk appetite and the analyses of economic and regulatory environments. Additionally, it is structured consistently with Itaú Unibanco's strategic planning. This plan presents the financial and capital forecasts in the short and medium term (at least three years following the base date year), both in normality and stress scenarios, together with its main sources of capital, distribution policy results and contingency plan. Capital Contingency Plan Itaú Unibanco has a capital contingency plan for cases in which at least one capital ratio is found to be lower than those defined by the Board of Directors (Conselho de Administração (CA)), or for unforeseen events that may affect the capital adequacy of the institution. The plan includes a set of contingency actions and those responsible for them, which allows Itaú Unibanco to increase its capitalization levels and must contain, at least, the definition of the capital limits that trigger its activation and the corresponding governance, aiming to maintain the adequate capitalization level of Itaú Unibanco in an adverse situation. Recovery and Resolution Plan (PRSO) Itaú Unibanco has a Recovery and Resolution Plan that aims to reestablish adequate levels of capital and liquidity above regulatory operating limits, in the face of severe stress shocks of a systemic or idiosyncratic nature, in order to preserve its financial viability, and at the same time mitigate impact on the National Financial System. The PRSO covers the entire conglomerate, including subsidiaries abroad, and is reviewed every two years or whenever mandated by BACEN, and submitted for approval by the Board of Directors. Its normative basis is CMN Resolution No. 5,187,and contains the critical functions and essential services provided by Itaú Unibanco that can impact the National Financial System and the institution's own viability. Additionally, it discusses stress scenarios, communication plans with interested parties and governance mechanisms necessary for the coordination and execution of the plan. Stress Test The stress test, an integral part of the Institution's Capital Plan, is a process of simulating the effects of extreme economic and market conditions on the institution's results and capital. Stress scenarios must be approved by the Board of Directors and their results must be considered when defining Itaú Unibanco's business and capital strategy. Common Equity Tier I 4.5% Tier I 6.0% Total Capital 8.0% Additional Capital Buffers (ACP) 3.56% conservation 2.5% countercyclical (1) 0.06% systemic 1.0% Common Equity Tier I + ACP 8.06% Total Capital + ACP 11.56% Prudential adjustments deductions 100% (1) the countercyclical capital buffer is fixed by the Financial Stability Committee (Comef)based on discussions about the pace of credit expansion, and currently is set to zero (Bacen communication Nº 39,425/22). Should the requirement increase, the new percentage takes effect twelve months after the announcement. The stress test, for Itaú Unibanco, can be divided into internal and regulatory. The first seeks to measure the vulnerability and strength of the conglomerate in hypothetical, but plausible, economic crisis scenarios based on macroeconomic simulations and projections developed by the institution itself. The regulatory stress test has the same objective, but uses a scenario developed by the Central Bank. In both processes, the main analyzes are on the Bank's results (DRE - P&L), its distribution among the conglomerate's portfolios and activities and on the institution's level of capital and liquidity. Additionally, to complement the results according to the processes described above, sensitivity analyzes and reverse stress tests are carried out annually. The capital management framework should provide assessments of impacts on capital from the definition of severe scenarios chosen by the institution and include them in the results of the stress test program. Solvency and Liquidity Regularization Plan – SUSEP This plan provides for the minimum capital required for the operation of insurance and reinsurance companies, where the capital sufficiency indicator is monitored monthly. Based on the verification of its insufficiency, jointly with the asset management departments of the insurance group, measures to regularize the solvency and liquidity ratios of companies subject to SUSEP guidelines are defined. Global Systemic Importance Index (GSI) Methodology defined by the Bank for International Settlements (BIS), and ratified by the Financial Stability Board, this index measures the importance of each financial institution in the global market, whose bankruptcy could cause an international threat to the financial system, and is made up of five main indicators: - Size: which reflects the relative participation of the institution in the global activity; - Activity abroad: relative participation of the institution in international activities; - Interconnection: relative participation of the institution in the interbank market and with the global capital market; - Substitution: relative participation of the institution in the global offer of financial services; - Complexity: relative participation of the institution in complex or low liquidity instruments. Information regarding the ISG calculation is published annually on the Investor Relations website, in accordance with BACEN Resolution No. 171. Capital and Risk Management Report – Pillar 3 It is a report that contains information relating to prudential indicators and risk management, comparison between accounting and prudential information, capital composition, macro prudential indicators, leverage ratio, liquidity indicators, credit risk, counterparty credit risk, exposures of securitization, market risk, risk of variation in interest rates on instruments classified in the banking portfolio and remuneration of administrators, published quarterly on the Institution's Investor Relations website (Pillar3), in accordance with BCB Resolution No. 54. GUIDELINES Capital management must support the institution according to the principles defined in the Risk Management policy and those defined in this policy. These principles are reflected in the following guidelines, according to which Itaú Unibanco's capital management structure must: - Ensure that policies and strategies for capital management are clearly documented and establish mechanisms and procedures to maintain the Reference Equity (RE), Level I, and Principal Capital compatible with the risks incurred by the institution. - Maintain procedures for managing capital. - Be compatible with the nature of its operations, the complexity of the products and services offered and the dimension of risk exposure. - Ensure the submission of capital management policies and strategies, as well as the capital plan, for approval and review, at least annually, by the Board of Directors, in order to determine their compatibility with the institution's strategic planning and with market conditions. - Generate reports for the institution's departments, the Risk and Capital Management Committee (CGRC)) and the Board of Directors, pointing out the adequacy of the levels of PR, Level I and Brazilian Capital Principal to the risks incurred or any deficiencies of the capital management framework, as well as actions to correct them. - Ensure that the Solvency and Liquidity Regularization Plan required by SUSEP is met in the event of insolvency or non-liquidity by one or more companies in the insurance industry, ensuring that the areas involved in the asset management of these companies are activated for the definition of a corrective action proposal, as well as submitting it to impact assessment. - Define the governance and responsibilities of the capital management process, and disclose decisions and policies related to this process to the affected areas, as well as monitor the regulatory capital of Itaú Unibanco and international units. - Business units and international units must ensure that approved decisions and policies are properly implemented. - Ensure that the information disclosed in the Risk and Capital Management report - Pillar 3 has adequate detailing to the scope, complexity of operations, sophistication of systems, institution’s risk management processes and ensure that any relevant differences relating to other information disclosed by the institution is clarified; - Ensure that published information adheres to the current rules established by regulatory bodies. MAIN ROLES AND DUTIES Itaú Unibanco's management is directly involved in the internal process of assessing capital adequacy and its risk assessment. Among the committees and commissions that discuss the capital management process include: . Board of Directors . Risk and Capital Management Committee . Asset Liability Capital Committee Risk Management Department: The Risk Management Department aims to ensure that Itaú Unibanco's risks are managed in accordance with established policies and procedures, in addition to being responsible for centralizing the institution's capital management. The purpose of centralized control is to provide the Board of Directors and senior management with a global view of Itaú Unibanco's exposures to risks, as well as a prospective view of capital adequacy in order to optimize and streamline corporate decisions. Information Providing Departments: At the most fundamental level, the areas are expected to provide the necessary information for the identification of risks, for the analysis of their materiality and for the measurement of the required capital, as well as for the preparation of the capital budget, capital plan, contingency plan, recovery plan, risk and capital management report - Pillar 3 and other regulatory and management reports, ensuring their completeness, integrity and consistency and considering both the growth and evolution of the business's expected risk profile of the unit. The areas involved in the capital management process must be able to carry out the required actions whenever they are called upon. The details of the responsibilities of each of the departments involved in the capital management process are described in the internal procedures RELATED EXTERNAL RULES Bacen Circular 3911, of 08/31/2018. Bacen Circular Letter 3907, of 09/10/2018. CMN Resolution 4,557, of 02/23/2017 and 4,388, of 12/18/2014. CNSP Resolution No. 321, of 2015. Bacen website with all Prudential Regulation: https://www.bcb.gov.br/estabilidadefinanceira/regprudencialsegmentacao Approved by the Board of Directors on 2025, September